Mail Stop 4561

June 25, 2007

Thomas J. Falk
Chief Executive Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100

   Re: Form 10-K for Fiscal Year Ended December 31, 2006
     File No. 1-00225

Dear Mr. Falk:

  We have complete our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief